SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13G
                              (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                 THERETO FILED PURSUANT TO RULE 13d-2(b)
                           (Amendment No. 1)(1)



                        LAUREL CAPITAL GROUP, INC.
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                             (Name of Issuer)


                  Common Stock, Par Value $.01 Per Share
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                      (Title of Class of Securities)


                               518629 10 0
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                              (CUSIP Number)


                            December 31, 2000
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         (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ] Rule 13d-1(b)
               [X] Rule 13d-1(c)
               [ ] Rule 13d-1(d)

_________________________

  (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 5 Pages

CUSIP NO. 518629 10 0                                        Page 2 of 5 Pages


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Edwin R. Maus
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                 (b) [ ]
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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 NUMBER OF       5.    SOLE VOTING POWER

  SHARES               81,149
                 -------------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER

OWNED BY EACH          32,536
                 -------------------------------------------------------------
 REPORTING       7.    SOLE DISPOSITIVE POWER

PERSON WITH            81,149
                 -------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       32,536
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     113,685
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.49%
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12.  TYPE OF REPORTING PERSON

     IN
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CUSIP NO. 518629 10 0                                        Page 3 of 5 Pages


   ITEM 1(a) NAME OF ISSUER:

             Laurel Capital Group, Inc.

   ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             2724 Harts Run Road
             Allison Park, Pennsylvania  15101

   ITEM 2(a) NAME OF PERSON FILING:

             Edwin R. Maus. Mr. Maus is the President and Chief Executive Officer of the Issuer.

   ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             Laurel Capital Group, Inc.
             2724 Harts Run Road
             Allison Park, Pennsylvania  15101

   ITEM 2(c) CITIZENSHIP:

             United States.

   ITEM 2(d) TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $.01 per share.

   ITEM 2(e) CUSIP NUMBER:

             518629 10 0

   ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

             This statement is filed pursuant to Rule 13d-1(c).       [X]

CUSIP NO. 518629 10 0                                        Page 4 of 5 Pages

   ITEM 4.   OWNERSHIP.

             (a) Edwin R. Maus (the "Reporting Person") beneficially owns
                 113,685 shares of the common stock par value $.01 per share, of Laurel Capital Group, Inc. (the "Issuer").

             (b) The 113,685 shares held by the Reporting Person represents approximately 5.49% of the class.

             (c) Number of shares as to which such person has:

                 (i)     Sole power to vote or to direct the vote 81,149
                 (ii)    Shared power to vote or to direct the vote 32,536
                 (iii) Sole power to dispose or to direct the disposition of 81,149
                 (iv) Shared power to dispose or to direct the disposition of 32,536

   ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not applicable.

   ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable.

   ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable.

   ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable.

   ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

             Not applicable.


CUSIP NO. 518629 10 0                                        Page 5 of 5 Pages

   ITEM 10.  CERTIFICATION.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




April 5, 2001                        By: /s/ Edwin R. Maus
                                         -----------------
                                         Edwin R. Maus